06 3-7-03

**AM 3/5/2003

03014467

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR - 3 2003 WASH. D.C. 181 SECTION

SEC FILE NUMBER
8- 41572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LONDON PACIFIC SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2399 GATEWAY OAKS DRIVE
(No. and Street)

SACRAMENTO (City) CALIFORNIA (State) 95833 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONELLE M. STENSON (916) 288-6410
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO SEIDMAN, LLP
(Name – *if individual, state last, first, middle name*)

ONE SANSOME STREET, SUITE 1100 (Address) SAN FRANCISCO (City) CALIFORNIA (State) 94104-4430 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 0 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/19/2003

OATH OR AFFIRMATION

I, TIMOTHY L. BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LONDON PACIFIC SECURITIES, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

M. KASHAN
COMM. # 1226360
NOTARY PUBLIC-CALIFORNIA
SACRAMENTO COUNTY
MY COMM. EXPIRES JULY 24, 2003

Signature

PRESIDENT
Title

M. Kashan
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

London Pacific Securities, Inc.
and Subsidiary

Consolidated Financial Statements and Supplemental Material
Year Ended December 31, 2002

London Pacific Securities, Inc. and Subsidiary

Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

One Sansome Street, Suite 1100
San Francisco, California 94104-4430
Telephone: (415) 397-7900
Fax: (415) 397-2161

Independent Auditors' Report

Board of Directors and Stockholder
London Pacific Securities, Inc.

We have audited the accompanying consolidated statement of financial condition of London Pacific Securities, Inc. and Subsidiary as of December 31, 2002, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of London Pacific Securities, Inc. and Subsidiary at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in the "Summary of Accounting Policies", effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* as required for the accounting for its goodwill.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

San Francisco, California
January 31, 2003

Consolidated Statement of Financial Condition

December 31,		2002
Assets		
Cash and cash equivalents	$	555,961
Receivables from Clearing Brokers		226,256
Other receivables		40,153
Securities owned, non-marketable, at fair value		3,300
Deposits with Clearing Brokers		120,000
Prepaid expenses and other		81,533
Receivable from related party		136,511
Equipment, net of $9,496 accumulated depreciation		4,078
Goodwill		247,943
Total assets	$	1,415,735
Liabilities and Stockholder's Equity		
Commissions payable	$	490,053
Accrued liabilities		118,641
Related party payable		61,799
Income taxes payable		101,791
Total liabilities		772,284
Commitment and Contingencies (Notes 3 and 5)		
Stockholder's Equity:		
Common stock – Series A, voting, $.001 par value; 100,000 shares authorized, issued and outstanding		100
Additional paid-in capital		497,900
Retained earnings		145,451
Total stockholder's equity		643,451
Total Liabilities and Stockholder's Equity	$	1,415,735

See accompanying summary of accounting policies and notes to consolidated financial statements.

London Pacific Securities, Inc. and Subsidiary

Consolidated Statement of Operations

Year ended December 31,	2002
Revenue	
Brokerage commissions	$ 4,102,040
Insurance commissions	2,218,729
Other	56,178
Total revenue	6,376,947
Operating Expenses	
Commissions	5,047,898
Allocation of personnel charges from affiliate	738,004
Printing	166,887
Data services	130,116
Professional services	60,111
Rent	14,614
Other	159,604
Total operating expenses	6,317,234
Income before provision for income taxes	59,713
Provision for income taxes	130,637
Net Loss	$ (70,924)

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Statement of Changes in Stockholder's Equity

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2001	100,000	$ 100	$ 417,900	$ 216,375	$ 634,375
Capital contribution	–	–	80,000	–	80,000
Net loss	–	–	–	(70,924)	(70,924)
Balance, December 31, 2002	100,000	$ 100	$ 497,900	$ 145,451	$ 643,451

See accompanying summary of accounting policies and notes to consolidated financial statements.

London Pacific Securities, Inc. and Subsidiary

Consolidated Statement of Cash Flows

Year ended December 31,		2002
Cash Flows from Operating Activities		
Net loss	$	(70,924)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		2,716
Changes in assets and liabilities:		
Commissions and other receivables		(21,211)
Prepaid expenses and other		(45,759)
Deferred income taxes		26,642
Receivable from related party		(105,506)
Accounts payable and accrued liabilities		(54,863)
Deferred revenues and accrued liabilities		113,702
Commissions payable		25,091
Payable to related parties		17,220
Income taxes payable		33,638
Net Cash Used in Operating Activities		(79,254)
Cash Flows from Financing Activities		
Capital contribution		80,000
Net increase in cash		746
Cash, beginning of year		555,215
Cash, end of year	$	555,961

See accompanying summary of accounting policies and notes to consolidated financial statements.

Summary of Accounting Policies

Background

London Pacific Securities, Inc. (the "Company") is a registered broker and dealer under the provisions of the Securities and Exchange Commission Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company negotiates securities transactions on behalf of its customers through registered affiliates in all 50 states.

The Company is a wholly-owned subsidiary of LP Advisors, Inc. (LPA). LPA is a subsidiary of London Pacific Technologies, Inc. (LPTI), which is a subsidiary of London Pacific Group Limited (LPGL).

The Company has entered into agreements with clearing brokers (the "Clearing Brokers") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, LPA Insurance Agency, Inc. (LPAIA). All intercompany accounts and transactions have been eliminated in the consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates relate to collectibility of receivables and valuation of goodwill. Actual results could differ from those estimates.

Commissions and Clearing Expenses

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Accordingly, accruals are made for commissions earned and payable on transactions that have not reached settlement.

Cash and Cash Equivalents

The Company considers cash held in banks and money market funds to be cash and cash equivalents for purposes of the consolidated statement of cash flows. Money market funds are recorded at fair value. Cash and cash equivalents are maintained in one financial institution. Deposits at the institution may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits and continues to maintain accounts with well-capitalized financial institutions.

Goodwill

In connection with the acquisition of the Company by LPGL the Company recorded goodwill representing the push-down to the Company of the excess of LPGL's purchase price over the fair value of assets acquired. In accordance with Statement of Financial Accounting Standard (SFAS) No. 142 *Goodwill and Other Intangible Assets*, effective January 1, 2002, goodwill is not amortized but is regularly evaluated for impairment. Management believes the goodwill on the accompanying statement of financial condition is not impaired at December 31, 2002.

Securities Owned

Securities owned consist of investments in NASDAQ private equity securities and are valued at fair market value with changes to value recorded in the "Statement of Operations". Securities transactions are recorded on the trade date, as if they had settled.

Equipment

Equipment is carried at cost. Equipment consists of furniture and fixtures. Depreciation is provided on the straight-line method over an estimated useful life of five years.

Income Taxes

The Company is included in the consolidated federal income tax return filed by LPTI, a subsidiary of LPGL and the combined state income tax return filed by Berkeley (USA) Holdings, Ltd., which is a subsidiary of LPGL. For financial statement purposes, federal income taxes are computed on a consolidated basis and allocated to each of the members in the group on the basis of the percentage of the total tax which the tax of each member, if computed on a separate return basis, would bear to the total amount of taxes for all members of the group. Income taxes payable, if any, represent amounts due to LPTI in accordance with the consolidated tax sharing agreement. Deferred income tax assets and liabilities are computed using the liability method for the differences between financial statements and tax basis of the assets and liabilities based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse.

Recent Accounting Developments

In November 2002 the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* which disclosures are effective for financial statements issued after December 15, 2002. The Company has various guarantees included in contracts in the normal course of business, primarily in the form of indemnities; however, these guarantees would only result in immaterial increases in future costs and do not represent significant commitments or contingent liabilities of the indebtedness of others.

In January 2003, FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN No. 46) which requires the consolidation of variable interest entities (VIE), as defined. FIN No. 46 is applicable to financial statements to be issued by the Company after 2002; however, disclosures are required currently if the Company expects to consolidate any variable interest entities. As of December 31, 2002, the Company does not have entities meeting the definition of a VIE and does not expect the adoption of FIN No. 46 to have an impact to the financial statements.

1. Related Party Transactions

The Company receives support services, including corporate officers and other personnel, office space, legal and certain other operating services, from London Pacific Advisory Services, Inc. (LPAS), another wholly-owned subsidiary of LPA. The Company incurred approximately $738,000 for these services during the year ended December 31, 2002. Additionally, the Company incurs certain brokerage fee expenses on behalf of LPAS. The Company received reimbursements from LPAS totaling approximately $296,000 relating to these brokerage fee expenses during the year ended December 31, 2002.

The Company received an $80,000 capital contribution from LPA.

As of December 31, 2002, the Company had receivables from LPAS totaling approximately $136,500, related to allocations of services. Also as of December 31, 2002, the Company had liabilities to LPAS totaling approximately $61,800, related to allocations of income taxes.

The Company, along with LPAS, is a guarantor of computer software leases which commenced during 1999 and 2000 on behalf of LPA. These leases require total future payments of approximately $159,000 through September 2004.

2. Provisions for Income Taxes

Income tax expense allocated by LPTI and the Company's Parent for income taxes at December 31, 2002, consists of the following:

Year ended December 31,	**2002**
Current	
Federal	$ 79,683
State	22,108
	101,791
Deferred	
Federal	(56,446)
State	(6,979)
	(63,425)
Valuation Reserve	92,271
Provision for Income Taxes	$ 130,637

Reconciliation of the differences between income taxes computed at Federal statutory tax rates and the effective income tax rates for the year ended December 31, 2002, are as follows:

Federal tax rate	34.0 %
State tax, net of federal benefit	25.1 %
Goodwill and other differences	5.2 %
Valuation reserve for deferred taxes	154.5 %
Total	218.8 %

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company has net capital of approximately $120,000, which was in excess of the required capital of $51,500. The Company's ratio of aggregate indebtedness to net capital was 6.40 to 1.

4. Deposit with Clearing Brokers

The Company maintains a deposit with the Clearing Brokers to satisfy the requirement under its clearing agreements.

5. Off Balance Sheet Risk

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may incur a loss if the market value of the securities are different from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

Additionally, the Company is subject to credit risk if the Clearing Broker is unable to repay the balance in the Company's accounts.

The Company is involved in legal procedures including claims for damages from clients of a nature considered normal to its business. The Company believes that ultimate settlement of the claims will not materially affect its financial position, future operation results or cash flows.

Supplemental Material

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Statement Pursuant to Rule 17a-5(d)(4)

December 31,			2002
Net Capital			
Total stockholder's equity from statement of financial condition		$	643,451
Deductions and charges:			
Non-allowable assets:			
Other receivables and other assets	$ 49,508		
Securities owned, non-marketable, at fair value	3,300		
Receivable from related party	136,511		
Prepaid expenses and other	81,533		
Equipment, net of $9,496 accumulated depreciation	4,078		
Goodwill	247,943		
Total deductions and charges			522,873
Net Capital Before Haircuts on Securities Position (Tentative Net Capital)		$	120,578
Haircuts on Securities			–
Net Capital		$	120,578
Total Aggregate Indebtedness From Statement of Financial Condition		$	772,284
Computation of Basic Net Capital Requirement			
Minimum net capital, the greater of $50,000 or 6-2/3% of aggregate indebtedness		$	51,486
Excess Net Capital		$	69,092
Ratio of Aggregate Indebtedness to Net Capital			6.40 to 1

Statement Pursuant to Rule 17a-5(d)(4):

A reconciliation with the Company's computation of net capital as reported was not included as there are no material differences between the Company's computation of net capital, included in its unaudited Form X-17A-5 Part IIA (as amended) and the computation herein.